[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 4, 2017

Ms. Amanda Ravitz

Assistant Director, Office of Electronics and Machinery
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Littelfuse, Inc.
Registration Statement on Form S-4
Filed October 26, 2017
File No. 333-221147

Dear Ms. Ravitz:

On behalf of our client, Littelfuse, Inc. (“Littelfuse”), we are submitting responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated November 22, 2017 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), which has been filed in connection with Littelfuse’s proposed acquisition (the “Transaction”) of IXYS Corporation (“IXYS”).  We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, IXYS.

Littelfuse has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence.  We are also providing supplementally to the Staff an electronic copy of Amendment No. 1, marked to show changes made to the Registration Statement since the filing of the Registration Statement on October 26, 2017.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment.  Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1 as filed on EDGAR.  Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 1.

What will IXYS stockholders receive for their shares if the merger is completed, page 2

1.                                      You disclose that the implied value of the stock consideration will fluctuate as the market price of Littelfuse’s common stock fluctuates. Include a chart showing the implied value of the stock consideration based upon a reasonable range of stock prices.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 2-3 of Amendment No. 1.

Certain Financial Projections Utilized by the IXYS Board of Directors and IXYS’ Financial Advisor, page 61

2.                                      Revise to disclose the material assumptions and estimates underlying the projections you disclose. Identify any assumptions and estimates that have not been realized.

Response:  We have revised the Registration Statement to include disclosure regarding the material assumptions and estimates underlying the projections disclosed.  Please see page 61 of Amendment No. 1.

We acknowledge the Staff’s comment regarding any assumptions and estimates that have not been realized and respectfully advise the Staff that IXYS cannot evaluate or otherwise determine which of the assumptions and estimates have not been realized as the assumptions and estimates used in the final management forecast are for fiscal years 2018, 2019 and 2020.  To reflect the forward-looking nature of this disclosure, we have revised the language to reflect that the assumptions and estimates were as of the date the final management forecast was prepared and that such assumptions and estimates “may not” be realized and deleted the language indicating that such assumptions and estimates “have not” been realized.  Please see page 62 of Amendment No. 1.

Opinion of IXYS’ Financial Advisor, page 65

3.                                      The disclosure regarding the valuation analyses performed by IXYS’ financial advisor appears to indicate that the financial advisor based its analyses and conclusions on a merger consideration value of $23.00 per share. Given that the merger consideration is subject to proration such that half of the merger consideration is variable, disclose how IXYS’ board took into consideration the advisor’s reliance on the fixed cash portion for its valuation analyses and conclusions in making its recommendation to IXYS shareholders to vote in favor of the merger.

Response:  We respectfully acknowledge the Staff’s comments and advise the Staff that the opinion (and related disclosure) provided by Needham & Company to the IXYS board of directors addresses the fairness, from a financial point of view, of the merger consideration of $23.00 in cash or 0.1265 of a share of Littelfuse common stock.  While the valuation analyses conducted by Needham & Company as described in the proxy statement/prospectus were based on a fixed value of $23.00, given that by their nature those analyses have to assume a specific value, the fairness opinion letter provided and attached as Annex C to the proxy statement/prospectus does not assume such fixed value.  Rather, the opinion letter states that, as of the date of and subject to the matters (which do not include any fixed value assumption for the stock portion) described in the letter, the merger consideration that is variable, i.e., the 0.1265 of a share of Littelfuse common stock, as well as the $23.00 per share in cash, was fair from a financial point of view.  We have revised the disclosure in the Registration Statement to clarify that the IXYS board of directors understood the opinion’s application to each form of merger consideration.  Please see page 58 of Amendment No. 1.

We further advise the Staff that in addition to relying on the Needham & Company fairness opinion, which addressed the fairness from a financial point of view of the merger consideration of $23.00 in cash or 0.1265 of a share of Littelfuse common stock, the IXYS board of directors took into account the factors described under the subheadings “premium to trading price of IXYS common stock,” “significant portion of merger consideration in cash,” “participation in potential upside,” “fixed exchange ratio for stock portion of merger consideration,” “fixed stock ratio of merger consideration,” and “smaller ongoing equity participation in the combined company by IXYS stockholders” under the heading “IXYS’ Reasons for the Merger; Recommendation of IXYS Board of Directors” on pages 56-60 of the proxy statement/prospectus when considering the mixed nature of the merger consideration and making its recommendation that IXYS stockholders vote in favor of the merger.

Littelfuse Board of Directors, page 107

4.                                      We note your disclosure that Dr. Nathan Zommer will become a director upon completion of the merger. Please file his written consent as required by Securities Act Rule 438.

Response:  The Rule 438 Consent executed by Dr. Nathan Zommer has been filed as Exhibit 99.4 to the Registration Statement.

Signatures

5.                                      Provide the signature of your principal accounting officer or controller and of your principal financial officer. See Instruction 1 to the Signatures section of Form S-4.

Response:  The applicable signatures in the Registration Statement have been provided in response to the Staff’s comment.

Exhibits

6.                                      We note that your exhibit index does not provide for a tax opinion. Confirm that you will file the required opinion regarding tax matters or tell us why you believe an opinion is not required. Refer to Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19.

Response:  The exhibit index has been revised.  The tax opinions have been filed as Exhibits 8.1 and 8.2 to the Registration Statement.

*                              *                              *

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 403-1396.

Very truly yours,

/s/ Mark F. Veblen
Mark F. Veblen, Esq.
Wachtell, Lipton, Rosen & Katz

cc:             Ryan K. Stafford, Esq.

Executive Vice President, Chief Legal and

Human Resources Officer and Corporate Secretary

Littelfuse, Inc.